SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ATLANTIC COAST AIRLINES HOLDINGS, INC.

(Name of Subject Company)

ATLANTIC COAST AIRLINES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $.02 Per Share

(Title of Class of Securities)

048396105

(CUSIP Number of Class of Securities)

Kerry B. Skeen

Chairman and Chief Executive Officer

Atlantic Coast Airlines Holdings, Inc.

45200 Business Court

Dulles, Virginia 20166

(703) 650-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Ronald O. Mueller, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(202) 955-8500

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

December 10, 2003

Dear Atlantic Coast Airlines Stockholder:

We are writing to you because Mesa Air Group, Inc. (“Mesa”) has announced its intent to solicit your consent to remove the current members of the Board of Directors of Atlantic Coast Airlines Holdings, Inc. (“ACA”) and to replace them with a slate of directors handpicked by Mesa. Your Board believes that Mesa is attempting to take control of your company in order to advance Mesa’s interests — with no regard for the serious harm its actions could cause for ACA and its stockholders.

ACA has a truly unique opportunity to use its position at Washington Dulles International Airport to pursue operations as a low-cost carrier, which is a strategy affirmed by ACA’s Board after months of careful comparison to the economics and risks of entering into a new, lower margin contract with United Air Lines, Inc. (“United”) as part of United’s reorganization in bankruptcy. ACA continues to move forward with its plan to become an independent low fare airline, recently ordering 25 new Airbus A320 family aircraft and unveiling its new name, Independence Air. In contrast, nearly 12 months after United entered bankruptcy, United has not yet presented its bankruptcy court with a plan of reorganization and has stated that it still must resolve five major issues and obtain a federal loan guarantee before it will be able to emerge from bankruptcy.

PROTECT YOUR INVESTMENT: DO NOT LET MESA TAKE OVER YOUR COMPANY

DO NOT SIGN ANY WHITE CONSENT CARD SENT TO YOU BY MESA

Mesa has indicated that it will soon start to solicit consents to elect its hand-picked slate of nominees to ACA’s Board and that it intends to commence an exchange offer to acquire ACA in a stock-for-stock deal. You should understand that, even if Mesa commences an exchange offer for ACA, Mesa will be under no obligation to complete that offer unless a long list of conditions is satisfied.

Mesa is dependent on companies that are competitors of ACA’s Independence Air, and Mesa’s directors and officers have a fiduciary responsibility to act in the best interests of Mesa stockholders, not you. Your Board believes that Mesa’s consent solicitation asking you to replace the ACA Board is designed primarily to benefit Mesa.

In fact, on November 12, 2003, Mesa and United announced a non-binding memorandum of understanding (“MOU”) that proposes new, less favorable terms for ACA to operate as a regional feeder for United. In the MOU, United agreed to increase the fees it pays to Mesa if Mesa’s nominees are elected to ACA’s Board and approve the terms of the MOU, regardless of whether Mesa ever seeks an acquisition of ACA. Mesa’s MOU with United would reward Mesa stockholders, not ACA’s stockholders, for the value inherent in ACA.

Although Mesa attempts to portray itself as a concerned ACA stockholder whose interests are aligned with yours, we believe that the MOU gives rise to a significant conflict of interest for Mesa that you should keep in mind when considering Mesa’s proposals. Specifically, we believe that Mesa stands to gain far more in direct benefits from the deal that it has negotiated for itself with United than it does from its holdings in ACA.

The ACA Board believes that the only certain outcome from the election of Mesa’s hand-picked nominees is that ACA would be under the control of directors whose objectivity is questionable, who have no experience in managing your company and who would have little or no leverage in negotiating with United.

DO NOT TRUST MESA TO ACT IN YOUR BEST INTEREST

Mesa’s nominees have little experience in the airline industry. None of them has reported owning any ACA stock, but several of them own Mesa stock and/or have business relationships with Mesa, which could impair their ability to objectively evaluate the terms of a proposed combination with Mesa or a relationship with United. The track record of Mesa CEO Jonathan Ornstein and Mesa’s own board members demonstrates questionable corporate governance practices that should raise significant concerns for stockholders, including:

•	Mr. Ornstein has engaged Mesa in a series of related party transactions, enriching him, his partners and his associates, that have been of dubious value to, or have led to significant losses for, Mesa and its stockholders. For example, Ornstein and two other Mesa directors who very recently tendered their resignations from Mesa’s board invested in a partnership that profited from Mesa’s acquisition of CCAir, even though CCAir was later shut down, resulting in a multi-million dollar pretax charge to Mesa.

•	In Mesa’s proxy statement for its 2003 annual meeting, Mesa disclosed that seven of the nine directors serving on the Mesa board at that time had outside business relationships with Mesa, including serving as executives or directors of companies that have had dealings with and have received substantial payments from Mesa.

•	Mesa directors and executives, including Ornstein, collectively sold millions of dollars in Mesa stock in the weeks prior to Mesa’s announcement of its unsolicited interest in ACA, precisely when those directors and executives could reasonably expect that Mesa’s share price would decline and in contrast to their public statements regarding the benefit of a merger with ACA.

ACA’s Board takes its fiduciary duties to its stockholders seriously. Based on a recent evaluation, Institutional Shareholder Services (“ISS”), the nation’s leading provider of proxy voting and corporate governance services, awarded ACA a Corporate Governance Quotient Score that rated ACA higher than 99% of the companies in the S&P SmallCap 600 index and higher than 98.8% of the companies in the transportation group.

ANY ACA-MESA COMBINATION WOULD ENTAIL SIGNIFICANT RISK FOR ACA STOCKHOLDERS

Your Board is suspicious of Mesa’s highly conditional indication that it may wish to acquire ACA and believes that Mesa has failed to address the many hurdles and risks presented by an ACA-Mesa combination, including:

•	The significant conflicts between the labor contracts of Mesa pilots and ACA pilots, which could lead to labor force disruptions and increased labor costs.

•	Delta Air Lines’ right to terminate ACA’s Delta Connection agreement. If Mesa acquires more than 50% of ACA’s stock and Delta then terminates the Delta Connection agreement, ACA will lose its right to require Delta to assume its leases on the increasingly costly Fairchild 328 Jets used in ACA’s Delta Connection program.

•	The synergies suggested by Mesa may not materialize. Mesa has failed to quantify or even reasonably identify the source of any expected synergies, or to address how Mesa will achieve efficiencies while adhering to conflicting pilot agreements and operating eight fleet types.

•	Mesa’s agreement with United is non-binding and conditioned upon a number of factors, including United’s emergence from bankruptcy.

WE URGE YOU TO REJECT MESA’S SOLICITATION

Your Board opposes Mesa’s consent solicitation. Materials filed with the Securities and Exchange Commission that fully explain the reasons for the Board’s opposition are being sent to you with this letter.

Protect your investment. Reject Mesa’s consent solicitation and do not sign any white consent card sent to you by Mesa.

We will soon be sending you a GOLD consent revocation card. We urge you not to sign any consent card sent to you by Mesa, and to instead sign, date and mail the GOLD consent revocation card promptly after you receive it.

If you have any questions about the consent solicitation or need additional information, please contact Georgeson Shareholder Communications, Inc. toll free at 1-800-213-0317 or visit ACA’s website at www.atlanticcoast.com.

On behalf of the entire ACA Board, I thank you for your continued support. We are committed to working hard on behalf of all our stockholders.

Sincerely,

Kerry B. Skeen

Chairman and Chief Executive Officer

IMPORTANT

WE STRONGLY RECOMMEND THAT YOU REJECT MESA AND ITS EFFORTS TO TAKE CONTROL OF YOUR COMPANY. PLEASE LOOK FOR ADDITIONAL MATERIALS FROM ACA, INCLUDING A GOLD CONSENT REVOCATION CARD, WHICH WILL BE MAILED TO YOU SOON. PLEASE DO NOT SIGN ANY WHITE CONSENT CARD FROM MESA.

Your vote is important. If you have questions or need assistance, please call:

17 State Street, 10th Floor

New York, NY 10004

(800) 213-0317 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements in this letter and by company executives regarding Mesa’s expression of interest and other matters may contain forward-looking information about ACA. A number of risks and uncertainties exist which could cause ACA’s actual performance to differ materially from information provided by ACA or its executives. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the offer on ACA’s operations. Other risks and uncertainties relating to ACA’s business and operations include those referred to in ACA’s report on Form 10-Q for the period ended September 30, 2003.

Prior to any request for the stockholders of ACA to take any action in the event that Mesa commences an exchange offer, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to any Mesa exchange offer. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

The common stock of parent company Atlantic Coast Airlines Holdings, Inc. is traded on the Nasdaq National Market under the symbol ACAI. For more information about Atlantic Coast Airlines, visit our website at www.atlanticcoast.com.